Exhibit 99.1

Todos Medical reports on results of clinical trials for its blood test for breast cancer screening (TM - B1) conducted at Kaplan Hospital in Rehovot, Israel

REHOVOT, March 22/Global Newswire/ — Todos Medical Ltd. (OTC Pink: TOMDF) (http://www.Todosmedical.com) today announced the results of a clinical trial recently completed at Kaplan Hospital in Rehovot, Israel. The trial related to the proprietary TM - B1 Assay for breast cancer screening initiated in 2016 and which was recently completed. The trial was prospective, two arms, unblinded and consisted of 220 female subjects.

The results of the TM - B1 trial presented a high degree of accuracy of approximately 90% with respect to identifying healthy versus benign versus breast cancer in female subjects tested. TM-B1 results were compared against known gold standard methods, such as mammography, ultrasound and biopsy.

“We believe that we are approaching an era where detecting breast cancer at an early stage will be done by a simple blood test. We are thrilled and very pleased with the results we achieved. We believe that this clinical trial is a very  important step in our path to commercialization. It confirms results we have from previous trials and shows the potential benefits our test may bring to the market. This achievement is the result of intensive work done using our TBIA (Total Biocemical Infared Analysis) innovative technology and demonstrates the potential strength of TBIA as a platform for cancer detection. We intend to keep up the momentum in exploring TBIA capabilities in detecting other types of cancers,” said Rami Zigdon, Chief Executive Officer of Todos Medical.

TM-B1 test is based on biochemical analysis of blood components - plasma and Peripheral Blood Mononuclear Cells (PBMCs) using infrared spectroscopy. The TM-B1 assay is indicated for women aged 25 years and older without a diagnosis of inflammatory disease. The assay is intended to be used as a diagnostic method to indicate whether a breast malignancy is present or not. TM-B1 results are intended to be used in conjunction with other common diagnostic tests as part of breast cancer screening.

About Todos Medical

Todos Medical Ltd. (OTC Pink: TOMDF), an Israeli company headquartered in Rehovot, is a cancer in-vitro-diagnostic company engaging in the development of a series of blood tests for the early detection of a variety of cancers. The company has developed two cancer screening tests based on TBIA, a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com ..

Forward-looking statements

This press release contains forward-looking statements. For example, we are using forward-looking statements when we discuss our expected clinical development programs and clinical trials, when we discuss our belief that the clinical trial is an important step in our path to commercializing our product, that the results of the clinical trial demonstrate the strength of TBIA as a platform for cancer detection and that we intend to keep up the momentum in exploring TBIA capabilities in detecting other types of cancers. These forward-looking statements are only based on the current expectations of the management of Todos Medical, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for our product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance of Todos Medical to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Todos Medical Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (SEC) which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC.

Media Contact:

Todos Medical Ltd.

Daniel Hirsch

Investor Relations

Dan.h@todosmedical.com

(347) 699-0029